Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the calculation of Ratios of Earnings to Fixed Charges:

	DCP Midstream Partners, LP
	Nine Months Ended September 30,	Year Ended December 31,
	2013	2012 (a)	2011 (a)	2010 (a)	2009 (a)
	(Millions)
Earnings from continuing operations before fixed charges:
Pretax income (loss) from continuing operations before earnings from unconsolidated affiliates	$132	$173	$141	$80	$(15)
Fixed charges	50	50	36	30	30
Amortization of capitalized interest	1	—	—	—	—
Distributed earnings from unconsolidated affiliates	23	24	23	23	18
Less:
Capitalized interest	(10)	(7)	(2)	—	(1)
Earnings from continuing operations before fixed charges	$196	$240	$198	$133	$32

Fixed charges:
Interest expense, net of capitalized interest	37	39	33	29	28
Capitalized interest	10	7	2	—	1
Estimate of interest within rental expense	—	1	—	1	1
Amortization of deferred loan costs	3	3	1	—	—
Total fixed charges	$50	$50	$36	$30	$30

Ratio of earnings to fixed charges	3.92	4.80	5.50	4.43	1.07

(a)
The financial information for the nine months ended September 30, 2013, and the years ended December 31, 2012, 2011, 2010 and 2009 includes the results of our 80% interest in the Eagle Ford system, a transfer of net assets between entities under common control that was accounted for as if the transfer occurred at the beginning of the period, and prior years are retrospectively adjusted to furnish comparative information similar to the pooling method.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss from continuing operations before earnings from unconsolidated affiliates, plus fixed charges, plus distributed earnings from unconsolidated affiliates, less capitalized interest. Fixed charges consist of interest expensed, capitalized interest, amortization of deferred loan costs, and an estimate of the interest within rental expense.